[Neonode letter head]

September 5, 2008

BY EDGAR CORRESPONDENCE

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549

Re:	Neonode, Inc., Amendment No. 1 to Registration Statement on Form S-3/A
Filed August 26, 2008; File No. 333-152163

Dear Mr. Knight:

We refer to the comment letter dated September 3, 2008 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concerning Amendment No. 1 to the Registration Statement on Form S-3 of Neonode, Inc. (the "Company") filed with the Commission on August 26, 2008 (the "Form S-3/A").

We have set forth below the text of each of the Staff's comments set forth in its comment letter, followed by the Company's response.

Selling Stockholders, page 15

1. We note the revised disclosure in the last paragraph of this section concerning selling stockholders who maybe affiliates of registered broker-dealers. In this regard, please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer and did not receive its securities as compensation for underwriting activities, please identify it as an underwriter in the prospectus and confirm that the company is eligible to conduct a primary offering on Form S-3. If the company is eligible to conduct a primary offering on Form S-3, please revise your prospectus to comply with instruction 7 to General Instruction I.B.6. of Form S-3. On the other hand, if the company is not eligible to conduct a primary offering on Form S-3, you must file a pre-effective amendment switching the registration statement to a form on which you may make a primary offering (e.g., Form S-1).

If a selling stockholder is an affiliate of a broker-dealer, please state in the prospectus, if true, that it purchased its securities in the ordinary course of business and at the time of such purchase such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We have revised the registration statement as requested to indicate that Empire Asset Management Company is a broker-dealer. We have also revised the registration statement to indicate that all of the shares being registered on the Form S-3/A for Empire Asset Management Company and its employees (selling stockholders Messrs. Cardinale and Panichi) were issued by the Company to Empire Asset Management Company as compensation for the underwriting activities of Empire Asset Management Company in connection with the May Financing (as such term is defined in the Form S-3/A). See page 21.

The Company is no longer registering any shares acquired by Empire Asset Management Company or its employees that were not issued as compensation.

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If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at +1 (925) 355-7700.

Very truly yours,

By:	/s/ David W. Brunton
Name: David W. Brunton
Title: Chief Financial Officer, Vice President, Finance and Secretary

Cc:	Jay H. Knight, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission

Donald Reinke, Esq.
Reed Smith LLP